August 7, 2024

William Zartler
Chief Executive Officer
Solaris Oilfield Infrastructure, Inc.
9651 Katy Freeway, Suite 300
Houston, Texas

        Re: Solaris Oilfield Infrastructure, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed July 26, 2024
            File No. 001-38090
Dear William Zartler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Jackson A. O'Maley